United States securities and exchange commission logo





                              February 23, 2021

       Robert M. McNutt
       Chief Financial Officer
       Lamb Weston Holdings, Inc.
       599 S. Rivershore Lane
       Eagle, Idaho 83616

                                                        Re: Lamb Weston
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended May 31, 2020
                                                            Form 10-Q for the
Fiscal Quarter Ended November 29, 2020
                                                            Form 8-K furnished
January 7, 2021
                                                            File No. 001-37830

       Dear Mr. McNutt:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended May 31, 2020

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Results of Operations
       Fiscal Year Ended Mary 31, 2020 Compared to Fiscal Year ended May 26,
2019
       Product Contribution Margin, page 30

   1. We refer to your presentation of Product Contribution Margin. Product Contribution
                                                        Margin by segment
representing measures reported to the CODM for segment reporting purposes is permissible
under ASC 280, however, disclosure of the measure on a
                                                        consolidated basis
outside of the ASC 280 footnote to the consolidated financial statements represents a
non-GAAP financial measure for which you are required to
                                                        comply with the
disclosure requirements outlined in Item 10(e) of Regulation S-K. Please revise to include all
relevant disclosures required by Item 10(e)(i)(C)-(D) of Regulation S-
                                                        K. Refer to Question
104.04 of the SEC's Division of Corporation Finance C&DI's on
 Robert M. McNutt
Lamb Weston Holdings, Inc.
February 23, 2021
Page 2
         Non-GAAP Financial Measures for further guidance.
Form 10-Q for the Fiscal Quarter Ended November 29, 2020

Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Reconciliations of Non-GAAP Financial Measures to Reported Amounts, page 28

2. We note your presentation of the non-GAAP measures "EBITDA" which adjusts for equity method investment earnings and "EBITDA from unconsolidated joint ventures." Please note that EBITDA, by definition, should only reflect adjustments for interest, taxes, depreciation and amortization. In this regard, please revise to remove other adjustments from your calculation of EBITDA or alternatively, you may revise the title your non-GAAP measure to distinguish it from EBITDA. Please refer to Question 103.01 of the SEC's Division of Corporation Finance C&DI's on Non-GAAP Financial Measures
         for further guidance. Your 8-K earnings releases should be similarly revised.
Form 8-K furnished January 7, 2021

Exhibit 99.1, page 1

3. Please revise your bullet points regarding your second quarter 2021 highlights to also present the most directly comparable GAAP measure to EBITDA with equal or greater prominence. Please refer to Question 102.10 of the SEC's Division of Corporation
         Finance C&DI's on Non-GAAP Financial Measures for further guidance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 with any questions.



FirstName LastNameRobert M. McNutt                             Sincerely,
Comapany NameLamb Weston Holdings, Inc.
                                                               Division of
Corporation Finance
February 23, 2021 Page 2                                       Office of
Manufacturing
FirstName LastName